

17010547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



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**FORM 11-K**

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(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2016

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 001-10691

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
**DIAGEO NORTH AMERICA, INC. SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DIAGEO PLC
Lakeside Drive
Park Royal
London NW10 7HQ
England

# DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

**DIAGEO NORTH AMERICA, INC. SAVINGS PLAN**

**Table of Contents**



Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.

## Report of Independent Registered Public Accounting Firm

To the Administrator of Diageo North America, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Diageo North America, Inc. Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Stamford, CT

June 28, 2017

**DIAGEO NORTH AMERICA, INC. SAVINGS PLAN**

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| Assets: | | |
| Plan interest in the Diageo North America, Inc. Master Trust, at fair value | $ 262,708,810 | $ 251,134,487 |
| Notes receivable from participants | 2,211,857 | 2,639,238 |
| Contributions receivable from participants | - | 43,474 |
| Net assets available for benefits | $ 264,920,667 | $ 253,817,199 |

See accompanying notes to financial statements.

**DIAGEO NORTH AMERICA, INC. SAVINGS PLAN**

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

| | | |
|---|---|---|
| Additions to net assets attributed to: | | |
| Plan interest in the Diageo North America, Inc. Master Trust investment income | $ | 23,537,143 |
| Interest on notes receivable from participants | | 86,642 |
| Participants contributions | | 13,075,485 |
| Rollovers contributions | | 1,392,761 |
| Total additions | | 38,092,031 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | | 26,845,920 |
| Administrative fees | | 142,643 |
| Total deductions | | 26,988,563 |
| Net increase | | 11,103,468 |
| Net assets available for benefits: | | |
| Beginning of year | | 253,817,199 |
| End of year | $ | 264,920,667 |

See accompanying notes to financial statements.

## (1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the "Company", "Diageo" or "Plan Sponsor"). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

### *(b) Eligibility*

Employees of the Company, as defined in the Plan document, are immediately eligible to participate as soon as they have attained the age of 21.

### *(c) Contributions*

Participants may contribute annually from 1% up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan document. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 10 mutual funds, 14 commingled trusts, one money market fund and a company stock fund invested in American Depository Receipt ("ADR") shares of Diageo plc as investment options for participants. The Plan provides for automatic deferrals of 3% for newly eligible employees unless they affirmatively elect not to participate.

All employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified retirement plans.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

### *(d) Participant Accounts*

Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment earnings or losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

*(e)* ***Vesting***

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

*(f)* ***Notes Receivable from Participants***

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 less the highest outstanding loan balance in the last 12 months or 50% of their account balance, whichever is less. Participants may only have one loan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal at the time the loan is originated. Principal and interest are paid ratably through payroll deductions. The loans are payable over a period not to exceed 5 years, or 20 years for loans taken for a primary residence.

*(g)* ***Payment of Benefits***

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000 and the participant is eligible for retirement or "early retirement" (i.e., age 50 or older with five or more years of service), the participant may leave the account in the Plan until age 70 ½ and then may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account), or quarterly or annual installments over a period elected by the participant not to exceed the participant's life expectancy (or the life expectancy of a designated beneficiary).

If a participant's account balance is greater than $5,000 and the participant is not eligible for retirement, the participant may leave the account in the Plan until the later of age 65, the 10th anniversary of Plan participation, or the date they are terminated. Distributions for participants who are not eligible for retirement are paid in a lump sum.

If a terminated participant's account balance is greater than $1,000 but not more than $5,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or individual retirement account ("IRA") chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

*(h) Forfeited Accounts*

Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Unallocated forfeitures as of December 31, 2016 and 2015, amounted to $70,043 and $2,468, respectively. During 2016 forfeitures of approximately $16,400 were used to pay administrative expenses.

## (2) Summary of Significant Accounting Policies

*(a) Basis of Accounting*

The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*(b) Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*(c) Notes Receivable from Participants*

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan document.

*(d) Administrative Expenses*

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

*(e) Benefit Payments*

Benefit payments to participants are recorded when paid.



(Continued)

### *(f) Recent Accounting Standards*

Accounting Standards Update ("ASU") No. 2015-7 – Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entitles that Calculate Net Asset Value per Share (or its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. For the Plan, the amendments in this update are effective for fiscal years beginning after December 15, 2015. A reporting entity should apply the amendments retrospectively to all periods presented. Accordingly, information reported as of December 31, 2015 has been modified to reflect these changes.

## (3) Investment in Master Trust

The Plan's investments are held in the Diageo North America, Inc. Master Trust ("Master Trust"), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has a divided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company, the trustee. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each plan.

## (4) Master Trust Financial Information

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation (depreciation) in fair value of investments and income from investments are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2016 and 2015, the Plan's interest in the net assets of the Master Trust was approximately 97% and 96%, respectively.

The following table presents the fair values of investments held by the Master Trust as of December 31, 2016 and 2015 and the net investment activity for the Master Trust for the years then ended:

| | 2016 | 2015 |
|---|---|---|
| Investments at fair value: | | |
| Mutual funds | $ 134,025,628 | $ 126,980,263 |
| Commingled trusts | 117,622,971 | 112,027,263 |
| Diageo common stock | 12,264,185 | 13,533,498 |
| Money market fund | 7,800,958 | 7,922,545 |
| Total Investments | $ 271,713,742 | $ 260,463,569 |
| Plan interest in the Master Trust | $ 262,708,810 | $ 251,134,487 |

Investment income of the Master Trust for the year ended December 31, is as follows:

| | 2016 |
|---|---|
| Investment income: | |
| Net appreciation in fair value of investments | $ 19,856,298 |
| Interest and dividends | 4,365,348 |
| | $ 24,221,646 |

## (5) Master Trust Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Master Trust follows the fair value measurement guidance presented by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

*Mutual funds*: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

*Commingled trusts:* Valued at fair value as reported by Fidelity Management Trust Company (the Trustee) based on the NAV of the fund as a practical expedient.

*Money market:* Valued at the NAV of shares held by the Master Trust at year end.

*Diageo common stock fund:* Represents a unitized employer stock fund and it is comprised of the Company's ADRs and a short term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of:

| | Master Trust assets at fair value as of December 31, 2016 | |
|---|---|---|
| | **Level 1** | **Total** |
| Mutual funds | $ 135,541,406 | $ 134,025,628 |
| Money market | 7,800,958 | 7,800,958 |
| Diageo common stock | 12,264,185 | 12,264,185 |
| Commingled trusts (a) | | 117,622,971 |
| | $ 155,606,549 | $ 271,713,742 |

| | Master Trust assets at fair value as of December 31, 2015 | |
|---|---|---|
| | **Level 1** | **Total** |
| Mutual funds | $ 126,980,263 | $ 126,980,263 |
| Money market | 7,922,545 | 7,922,545 |
| Diageo common stock | 13,533,498 | 13,533,498 |
| Commingled trusts (a) | | 112,027,263 |
| | $ 148,436,306 | $ 260,463,569 |

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Master Trust Fund (Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2 or 3.

**(6) Risks and Uncertainties**

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statement of net assets available for benefits.

**(7) Related-Party Transactions**

Certain Plan investments that include mutual funds, a money market account, and commingled trusts are managed by Fidelity Management & Research through the Master Trust. Fidelity Management & Research is related to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $142,643 for the year ended December 31, 2016.

The Plan's investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. During 2016, these investments earned dividends of approximately $361,000 realized gains of $475,000 and unrealized loss of $1,000,000. During 2016, purchases of the ADR shares of Diageo plc were approximately $2,208,000 and sales of $3,303,000.

Notes receivable from participants also qualify as party-in-interest transactions.

**(8) Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

**(9) Tax Status**

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.



(Continued)

## (10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

| | 2016 | 2016 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 264,920,667 | $ 253,817,199 |
| Contract value to fair value adjustment reflected on Form 5500 | - | 124,183 |
| Net assets available for benefits per the Form 5500 | $ 264,920,667 | $ 253,941,382 |
| Net increase in net assets available for benefits per the financial statements | $ 11,103,468 | |
| Contract value to fair value adjustment reflected on prior year Form 5500 | (124,183) | |
| Net gain per Form 5500 | $ 10,979,285 | |

**DIAGEO NORTH AMERICA, INC. SAVINGS PLAN**

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2016

| Identity of issue | Description of investment including maturity date and rate of interest | Cost | Current value |
|---|---|---|---|
| Plan's interest in the Master Trust | Plan's interest in the Diageo North America, Inc. Master Trust | ** | **$262,708,810** |
| * Participant Loans | Loans to participants with interest rates ranging from 3.25% to 9.50% and maturity dates ranging from 2017 to 2036 | ** | **$ 2,211,857** |

* Represents a party-in-interest

** Not applicable.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. Savings Plan

Date: June 28, 2017

By: /s/ Melissa James

Name: Melissa James

Title: VP NA Total Rewards & Talent

## EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

| Exhibit Number | Exhibit |
|---|---|
| 23 | Consent of Independent Registered Public Accounting Firm |

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-172413) of Diageo PLC of our report dated June 28, 2017 relating to the financial statements and supplemental schedule of Diageo North America, Inc. Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Stamford, CT
June 28, 2017